Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian Lynch, Esq.

(202) 419-8416

clynch@stradley.com

June 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

New York Regional Office

200 Vesey Street, Suite 400

New York, NY 10281

Attention: Ms. Megan Miller, Esquire

Re:	VanEck VIP Trust File No. 811-05083

Dear Ms. Miller:

On behalf of VanEck VIP Trust (the “Registrant”), and the series VanEck VIP Unconstrained Emerging Markets Bond Fund, VanEck VIP Emerging Markets Fund, VanEck VIP Global Hard Assets Fund, VanEck VIP Global Gold Fund, and VanEck VIP Long/Short Equity Index Fund (each a “Fund” and collectively, “Funds”) the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on June 1, 2017, with respect to the Registrant’s annual shareholder report for each Fund (each an “Annual Report” and collectively, “Annual Reports”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.	Comment: The name and signature of the Funds’ auditor is not included on the Accountant’s Report on Internal Control, filed on NSAR-B. Please update and re-file the accountant’s letter, per the instructions to Form N-SAR, Sub-Item 77B.

Response: The amended NSAR-B filing was filed on EDGAR on June 15, 2017.

2.	Comment: In the Financial Highlights to each Fund’s Annual Report, state in a footnote to the “Total return” line item that performance figures do not include insurance-related costs, and if they did, the returns would be lower. Please refer to the disclosure in the Financial Highlights included in the Funds’ prospectus.

Response: The Funds note that the Performance Comparisons included in each Fund’s Annual Report includes the below disclosure regarding the inclusion of insurance-related costs:

U.S. Securities and Exchange Commission

The performance quoted represents past performance. Past performance is no guarantee of future results; current performance may be lower or higher than the performance data quoted. Performance information reflects temporary waivers of expenses and/or fees and does not include insurance/annuity fees and expenses. Investment returns would have been reduced had these fees/expenses been included.

[…]

The Fund is only available to life insurance and annuity companies to fund their variable annuity and variable life insurance products. These contracts offer life insurance and tax benefits to the beneficial owners of the Fund. Your insurance or annuity company charges fees and expenses for these benefits that are not reflected in this report or in the Fund’s performance, since they are not direct expenses of the Fund. For insurance products, performance figures do not reflect the cost for insurance and if they did, the performance shown would be significantly lower. A review of your particular life and/or annuity contract will provide you with much greater detail regarding these costs and benefits.

The Funds note that Instruction 3 to Item 13 of Form N-1A (Financial Highlights Information) requires such disclosure in the Financial Highlights section of each Fund’s prospectus.

3.	Comment: Per ASC 820-10-50-2D, for recurring fair valuation measurements categorized as L3, please disclose the amount of the total gains or losses for the period included in earnings that is attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period, and the line items in statement of income in which those gains or losses are recognized.

Response: The Funds inform the Staff that this information is currently disclosed, where applicable, in the relevant Fund’s Schedule of Investments in the Level 3 roll-forward table. The VanEck VIP Emerging Markets Fund and the VanEck VIP Global Hard Assets Fund disclose this information at the end of their respective Schedule of Investments following the below language:

The following table reconciles the valuation of the Fund’s Level 3 investment securities and related transactions during the year ended December 31, 2016[.]

The roll-forward table also references all line items in the statement of income in which those gains and losses are recognized.

2

U.S. Securities and Exchange Commission

4.	Comment: The Funds’ Financial Highlights disclose not only gross and net expense ratios, but also expenses excluding interest expense. Please consider moving the expense ratio excluding interest to a footnote to the Financial Highlights, and disclosing only the expense ratios required by the form.

Response: The Funds note the Staff’s position, however, management views the additional expense ratios currently included in the Financial Highlights section of the Annual Reports as useful information to each Fund’s shareholders, given that they provide an accessible reference for assessing compliance with the expense caps set forth in each Fund’s prospectus. Management believes that including such additional expense ratios in the footnotes following the Financial Highlights table would be potentially confusing and less shareholder friendly.

5.	Comment: The staff noted that accrued expenses on certain of the Funds’ balance sheets represent a large portion of total liabilities. Please confirm that all material liabilities have been disclosed in accordance with Reg S-X 6-04.10.

Response: The Funds confirm that all material liabilities have been disclosed in accordance with Regulation S-X 6-04.10.

6.	Comment: Please explain why the summary of investments by sector is unaudited. Section 7.28 of the 2016 Audit and Accounting Guide calls for this section to be audited.

Response: The summary of investments by sector will be audited in the Funds’ future Form N-CSR filings.

7.	Comment: With regard to the VIP Long/Short Equity Index Fund, the staff noted a 33% investment in PowerShares DB US Dollar Index Bullish Fund. Please consider including instructions as to where a Fund shareholder can find the shareholder reports and registration documents for the underlying fund in which the Fund invests.

Response: The Funds respectfully acknowledge the Staff’s comment. As the Funds are simply investing in these underlying funds and not offering them, we are not required to add such disclosure.

8.	Comment: For Funds that have waived expenses, please supplementally confirm if any of the fees waived are subject to recapture. If so, please explain the terms of such a recapture, and the amounts of any recaptured expenses during the covered period, in the Notes to Financial Statements.

Response: Fees waived or reimbursed by the Adviser are not subject to recapture.

3

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (202) 419-8416 or Fabio Battaglia at (215) 564-8077, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian Lynch

Cillian Lynch, Esquire

cc:	Laura Martinez, Esquire
Matthew Babinsky, Esquire
Fabio Battaglia, Esquire
Alison M. Fuller, Esquire
4